FORM 11-K


[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

       For the Fiscal Year ended December 31, 2004

                                       OR

[   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
       ACT OF 1934

       For the transition period from ________________ to _________________

       Commission file number 1-14642

       A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       ING Americas Savings Plan and ESOP

       B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 ING Groep N.V.

                               Amstelveenseweg 500
                                1081 KL Amsterdam
                                 The Netherlands

                                       or

                                  P.O. Box 810
                                1000 AV Amsterdam
                                 The Netherlands

                       ING Americas Savings Plan and ESOP
       Contents of Audited Financial Statements and Supplemental Schedule


I. The following financial statements and supplemental schedule for the ING Americas Savings Plan and ESOP are being filed herewith:

       Financial Statements and Supplemental Schedule December 31, 2004 and 2003, and the year ended December 31, 2004:

       Report of Independent Registered Public Accounting Firm

       Audited Financial Statements:

       Statements of Net Assets Available for Benefits as of:
         December 31, 2004
         December 31, 2003

       Statements of Changes in Net Assets Available for Benefits for the years ended:
         December 31, 2004
         December 31, 2003

       Notes to Financial Statements

       Supplemental Schedule:
         Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

       Signature Page


II.  The following exhibits are being filed herewith:

     Exhibit No.                  Description
     -----------                  -----------

         1 Consent of Independent Registered Public Accounting Firm - Ernst & Young LLP

      99.1                        Certification Pursuant to 18 U.S.C.
                                  Section 1350 (Section 906 of the
                                  Sarbanes-Oxley Act of 2002)

             Report of Independent Registered Public Accounting Firm


Plan Administrator
ING Americas Savings Plan and ESOP

We have audited the accompanying statements of net assets available for benefits of the ING Americas Savings Plan and ESOP (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


Atlanta, Georgia
June 15, 2005

                                     /s/ Ernst & Young LLP

                       ING Americas Savings Plan and ESOP
                 Statement of Net Assets Available for Benefits
                             As of December 31, 2002
                       ING AMERICAS SAVINGS PLAN AND ESOP
                 Statement of Net Assets Available for Benefits
                             As of December 31, 2004



                                         Allocated        Unallocated            Total
                                    -----------------  -----------------  ------------------

Assets
Investments at fair value:
    Mutual funds                      $ 370,113,205         $        -      $  370,113,205
    Common stock                        158,537,128                  -         158,537,128
    Participant loans                    14,547,349                  -          14,547,349
Investments at contract value           341,851,726                  -         341,851,726
                                    -----------------  -----------------  ------------------
Net assets available for benefits     $ 885,049,408         $        -      $  885,049,408
                                    =================  =================  ==================



   The accompanying notes are an integral part of these financial statements.

                       ING AMERICAS SAVINGS PLAN AND ESOP
                 Statement of Net Assets Available for Benefits
                             As of December 31, 2003



                                         Allocated        Unallocated            Total
                                    -----------------  -----------------  ------------------

Assets
Investments at fair value:
    Mutual funds                      $  313,244,040         $        -     $   313,244,040
    Common stock                         134,675,087                  -         134,675,087
    Participant loans                     13,658,971                  -          13,658,971
Investments at contract value            301,740,592                  -         301,740,592
                                    -----------------  -----------------  ------------------
Net assets available for benefits     $  763,318,690         $        -     $   763,318,690
                                    =================  =================  ==================




   The accompanying notes are an integral part of these financial statements.

                       ING Americas Savings Plan and ESOP
            Statement of Changes in Net Assets Available for Benefits
                      For the year ended December 31, 2002
                       ING AMERICAS SAVINGS PLAN AND ESOP
            Statement of Changes in Net Assets Available for Benefits
                      For the year ended December 31, 2004



                                                           Allocated         Unallocated           Total
                                                       ------------------  -----------------  -----------------
Additions:
    Interest and dividends                               $  20,896,798         $        -      $  20,896,798
    Net appreciation in fair value of investments           74,326,260                  -         74,326,260
    Contributions - participants                            45,038,860                  -         45,038,860
    Contributions - employer                                30,208,216                  -         30,208,216
    Rollover contributions                                   4,367,111                  -          4,367,111
    Transfer of assets from related plan                    13,724,223                  -         13,724,223
                                                       ------------------  -----------------  -----------------
Total additions                                            188,561,468                  -        188,561,468

Deductions:
    Benefits paid directly to participants                  64,311,326                  -         64,311,326
    Administrative expenses                                    804,915                  -            804,915
    Deemed distribution                                      1,714,509                  -          1,714,509
                                                       ------------------  -----------------  -----------------
Total deductions                                            66,830,750                  -         66,830,750
                                                       ------------------  -----------------  -----------------
Net increase                                               121,730,718                  -        121,730,718

Net assets available for benefits:
    Beginning of year                                      763,318,690                  -        763,318,690
                                                       ------------------  -----------------  -----------------
    End of year                                          $ 885,049,408         $        -      $ 885,049,408
                                                       ==================  =================  =================




   The accompanying notes are an integral part of these financial statements.

                       ING AMERICAS SAVINGS PLAN AND ESOP
            Statement of Changes in Net Assets Available for Benefits
                      For the year ended December 31, 2003



                                                           Allocated         Unallocated           Total
                                                       ------------------  -----------------  -----------------

Additions:
    Interest and dividends                               $    7,630,482      $     741,892      $   8,372,374
    Net appreciation in fair value of investments           116,958,854          3,678,121        120,636,975
    Contributions - participants                             41,604,580                  -         41,604,580
    Contributions - employer                                  3,667,218                  -          3,667,218
    Rollover contributions                                    3,219,034                  -          3,219,034
    Transfer of assets from related plan                     14,443,541                  -         14,443,541
                                                       ------------------  -----------------  -----------------
Total additions                                             187,523,709          4,420,013        191,943,722

Deductions:
    Benefits paid directly to participants                   43,878,409                  -         43,878,409
    Administrative expenses                                   1,031,499                  -          1,031,499
    Deemed distribution                                       1,161,418                  -          1,161,418
    Interest expense                                                  -          1,124,954          1,124,954
    Other                                                             -          1,619,797          1,619,797
                                                       ------------------  -----------------  -----------------
Total deductions                                             46,071,326          2,744,751         48,816,077

Allocation of shares                                         28,344,991        (28,344,991)                 -
                                                       ------------------  -----------------  -----------------
Net increase (decrease)                                     169,797,374        (26,669,729)       143,127,645

Net assets available for benefits:
    Beginning of year                                       593,521,316         26,669,729        620,191,045
                                                       ------------------  -----------------  -----------------
    End of year                                           $ 763,318,690      $           -      $ 763,318,690
                                                       ==================  =================  =================



   The accompanying notes are an integral part of these financial statements.

ING AMERICAS SAVINGS PLAN AND ESOP
Notes to Financial Statements
--------------------------------------------------------------------------------

1.   Description of the Plan

     The following is a general description of the ING Americas Savings Plan and ESOP, hereinafter referred to as the "Plan." Participants should refer to the Plan documents, including the Summary Plan Description, for a more complete description of the Plan's provisions, including those described herein.

     The Plan is intended to meet the requirements for qualification as both a profit sharing plan and stock bonus plan under the Internal Revenue Code (the "IRC") Section 401(a) with an employee stock ownership feature under
     Section 4975(e)(7) of the IRC. The employee stock ownership feature of the Plan is designed to invest primarily in qualifying employer securities that meet the requirements of IRC Sections 4975(e)(8) and 409(l). The Plan also contains a salary reduction feature intended to meet the requirements applicable to cash or deferred arrangements under Section 401(k) of the IRC. The Plan is intended to be in full compliance with applicable requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

     ING North America Insurance Corporation is the Plan sponsor ("Plan Sponsor") and the ING U.S. Pension Committee is the plan administrator ("Plan Administrator"). ING National Trust is the trustee of the Plan.

     The Plan covers all eligible employees of ING North America Insurance Corporation ("ING" or the "Company") as well as various other related ING participating employers.

     Transfer of Assets

     On January 1, 2004 and 2003, certain employees of ING Investment Management who were participants in the ING Financial Services Plan became participants in the Plan. Assets and liabilities for those participants in the amount of $13,724,223 and $14,443,541 were transferred from the plan sponsored by ING Financial Services Corporation to the Plan in January 2004 and 2003, respectively.

     Investment Options

     At December 31, 2004, the Plan's assets were invested in the following investment vehicles: ING Life of Georgia GIC Account, ING Security Life of Denver GIC Account, Stable Value Option Fund, ING GNMA Income Fund, ING Intermediate Bond Fund, Fidelity Puritan Fund, ING Index Plus LargeCap Fund, Merrill Lynch Equity Index Trust, Fidelity Blue Chip Growth Fund, ING Growth Fund, ING LargeCap Growth Fund, Washington Mutual Investors Fund Class R-5, MFS Capital Opportunities Fund, AIM Small Cap Growth Fund, ING Index Plus MidCap Fund, ING Real Estate Fund, ING SmallCap Opportunities Fund, ING Global Science and Technology Fund, ING International Fund, ING International Value Fund, ING Market Stock Fund and ING Leveraged Stock Fund.

ING AMERICAS SAVINGS PLAN AND ESOP
Notes to Financial Statements
--------------------------------------------------------------------------------

     Concentrations of Risk

     At December 31, 2004 and 2003, the Plan's assets were significantly concentrated in ING mutual funds and shares of ING Groep N.V. ("Groep") common stock, the value of which is subject to fluctuations related to corporate, industry and economic factors.

     Eligibility

     All employees meeting the qualifying requirements, as specified in the Plan documents, are immediately eligible to participate in the Plan.

     Participant Accounts

     Each participant's account is credited with the participant's contribution and the Company's contribution. Company contributions are based on participant deferrals and eligible earnings. Each participant's account is also credited with allocations of Plan investment results; all earnings or losses are allocated to each participant's account as soon as practicable after they accrue or arise. Participant accounts are reduced by any administrative fee or expenses charged against the account and are allocated in proportion to the participant's account balance. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions, restore accounts previously forfeited, or pay Plan expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account at the time benefit payments are made.

     Vesting

     Participants are immediately vested in their contributions plus actual earnings thereon.

     Most participants will vest in the Company's matching contributions plus actual earnings thereon over four years of service at the rate of 25% after the first year, 50% after the second year, 75% after the third year, and 100% after the fourth year. Certain specified participants are subject to a five year vesting schedule. Participants are immediately fully vested when any of the following occur: (1) obtaining age 65 while actively employed,
     (2) dying while actively employed, (3) obtaining eligibility for benefits under ING's managed long term disability plan, or (4) termination or partial termination of the Plan.

     The amount of cumulative forfeited nonvested participant accounts as of December 31, 2004 and 2003, respectively, was $534,285 and $845,267.

     Employee Contributions

     All participants in the Plan may contribute up to 50% of their pretax annual compensation. Participants may also contribute eligible amounts representing distributions from other qualified plans ("rollovers"). Participant contributions, other than rollovers, are subject to limitations imposed by the IRC.

ING AMERICAS SAVINGS PLAN AND ESOP
Notes to Financial Statements
--------------------------------------------------------------------------------

     Employer Contributions

     The Company matches participant pre-tax contributions at 100% of each participant's contributions up to the first 6% of eligible compensation. Through November 2003, the Company directed its match to the ING Leveraged Stock Fund. During November 2003, all unallocated Groep Shares (as defined below) were fully allocated to participant accounts. After that date, Company matching contributions were and continue to be made in cash and allocated in accordance with each participant's investment elections.

     Unallocated Amounts

     During 2003, there were amounts held by the Plan not allocated to participant accounts. These amounts were the value of shares of ING American Depository Shares of Groep ("Groep Shares"), including dividends and earnings attributable thereto, that were purchased by the Plan using the proceeds of borrowings under an ESOP note payable. Principal and interest payments on this note payable were funded by dividends received on Groep Shares or by direct contributions from the Company. During 2003, the ESOP note payable was paid in full and all unallocated shares were fully allocated to participant accounts.

     Allocation of Shares

     The Company had no rights against the Groep Shares once they were allocated to participant accounts. During 2003, the Company allocated a total of 1,884,555 Groep Shares (adjusted for share splits, as applicable, and net of dividend recoupments) with a corresponding value of $28,344,991. No shares were allocated in 2004.

     In lieu of receiving cash dividends earned on Groep Shares which were allocated to participant accounts, these accounts were credited with equivalent shares of Groep Shares. Until the ESOP note was paid off in 2003, actual dividends on the Groep Shares were transferred to the Unallocated Fund and applied towards making payments on the ESOP note. The transfer of these amounts is classified net as allocation of shares in the accompanying Statements of Changes in Net Assets Available for Benefits for 2003.

     Dividends

     After the ESOP note was repaid in 2003, dividends paid on Groep Shares were distributed to participants. Vested participants (except those who are suspended from making contributions to the Plan due to a hardship distribution) could elect to have the dividends remain in the Plan or to receive the dividends in cash. Those participants electing a cash payment are subject to current taxation on the amount received, but are not subject to the 10% penalty tax on early Plan distributions. Participants who were not vested or who were suspended from the Plan due to a hardship distribution were required under the terms of the Plan to receive their Groep Shares dividends in cash. Dividends distributed as cash were $660,644 in 2004. All dividends declared and paid in 2003 were prior to the ESOP note repayment in full and were utilized to repay the note.

ING AMERICAS SAVINGS PLAN AND ESOP
Notes to Financial Statements
--------------------------------------------------------------------------------

     Participant Loans

     Subject to the provisions of the Plan and applicable law, participants may borrow against his/her account balances provided that the amount requested is at least $1,000 but not more than the lesser of 50% of the participant's vested balance or $50,000.

     Each loan will bear an interest rate as prescribed by the Plan's applicable provisions, currently the prime interest rate plus 1%. Loan repayment periods are for a maximum of five years. Principal and interest are repaid ratably through payroll deductions.

     Deemed Distribution

     The Plan treats participant loans that are in default due to a missed payment, and outstanding loan balances when a terminated participant takes a distribution, as deemed distributions. In accordance with Internal Revenue Service ("IRS") regulations, a participant who repays a loan after a deemed distribution will receive credits pursuant to IRS requirements.

     Benefits

     Upon termination of service due to death, disability or retirement, a participant or his/her beneficiary may elect to receive either a lump-sum distribution or periodic payments of the participant's vested account balance; for any participant balances invested in Groep Shares, election may be made to receive that portion of benefits in Groep Shares. As defined in the Plan documents, certain participants are also eligible for hardship withdrawals, consistent with the provisions of the IRC. Participants should refer to the Plan documents for a complete discussion of benefit payment provisions.

     Administrative Expenses

     The Plan is responsible for paying all Plan expenses unless the Company elects to pay them. Forfeitures were used to pay Plan expenses as permitted by the Plan documents. Administrative expenses, net of forfeitures, were $804,915 and $1,031,499 for the years ended December 31, 2004 and 2003, respectively.

     Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their Plan accounts.

ING AMERICAS SAVINGS PLAN AND ESOP
Notes to Financial Statements
--------------------------------------------------------------------------------

2.   Significant Accounting Policies

     Basis of Accounting

     The accompanying financial statements have been prepared using the accrual basis of accounting.

     Investment Valuation and Income Recognition

     The Plan provides for investments in Groep Shares, guaranteed investment contracts ("GICs"), money market funds and mutual funds. Mutual funds are stated at fair value, which is the quoted market price. Investments in Groep Shares are based on the quoted market price of the common shares of Groep. Certain investments in contracts with insurance companies are stated at contract value, in accordance with American Institute of Certified
     Public Accountants ("AICPA") Statement of Position 94-4 Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans ("SOP 94-4").

     Loans to participants are valued at their outstanding balances, which approximate fair value.

     Interest income is recorded on the accrual basis of accounting. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on the trade date.

     Use of Estimates

     The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Risks and Uncertainties

     The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

     Reclassifications

     Certain 2003 balances have been reclassified to conform to the 2004 presentation.

ING AMERICAS SAVINGS PLAN AND ESOP
Notes to Financial Statements
--------------------------------------------------------------------------------

3.   Income Tax Status

     The Plan received a determination letter from the IRS dated March 27, 2003, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to bring the Plan's operations into compliance with the Code.


4.   Investments

     The value of individual investments that represent 5% or more of the Plan's total net assets is as follows as of December 31:


                                                 2004                2003
                                           -----------------   -----------------

     ING Leveraged Stock Fund, 12,006,412
       and 13,251,439 shares, respectively  $  158,537,128       $ 134,675,087
     Fidelity Blue Chip Growth Fund             46,503,022          44,005,633
     ING Life of Georgia GIC Account           100,854,382          99,548,517
     Stable Value Option Fund                  211,191,126         172,594,211


     The net appreciation in fair value of each significant class of investments, which consists of the realized gains or losses and the unrealized appreciation on those investments, is as follows for the years ended December 31:

                                                 2004                2003
                                           -----------------   -----------------

     Mutual funds                            $ 28,289,514       $  63,151,847
     ING Groep shares                          37,402,976          48,279,247
     Interest credited on insurance
       contracts                                8,633,770           9,205,881
                                           -----------------   -----------------
     Net appreciation in fair value          $ 74,326,260       $ 120,636,975
                                           =================   =================


5.   Investments in Insurance Contracts

     As of December 31, 2004 and 2003, the Plan maintained three GIC related investment options as follows: ING Life of Georgia GIC Account (GA 127-B), ING Security Life GIC Account (GA 110-B), and The Stable Value Option. The Stable Value Option is supported by GIC and Separate Account GIC contracts as follows: GA-14679 issued by Aetna Life Insurance Company, Choice One contract GA-51478-1 issued by ReliaStar Life Insurance Company (a party in interest), and a Separate Account GIC contract ST-14698 issued by ING Life Insurance and Annuity Company (a party in interest). The contracts held by the Plan are considered fully benefit-responsive in accordance with AICPA SOP 94-4 and are carried at contract value. As of December 31, 2004 and 2003, the fair value of the investments in insurance contracts is approximately $348,016,993 and $301,165,772, respectively.

ING AMERICAS SAVINGS PLAN AND ESOP
Notes to Financial Statements
--------------------------------------------------------------------------------

     The earnings of the GIC funds are based on an interest rate applied to each participant's outstanding balance. The interest rates are analyzed and may be reset by the GIC issuer annually for GA 127-B, GA 110-B and GA 51478-1, semi-annually for GA 14698 and quarterly for GA 14679.

     Premature termination in whole or in part of the contract is at the discretion of the Plan Sponsor and generally involves a payment adjusted to its current market value. One of the contracts (ST-14698) permits a book value corridor through which a threshold percentage (e.g., 20%) of the contract balance is available at book value in the event of certain employer actions such as spinoffs, divestitures, corporate relocations, layoffs, retirement incentive programs, the creation of a competing investment option, or partial or total plan terminations. Clone contracts are generally available subject to underwriting considerations to be issued to a takeover entity. In addition, the contracts generally provide for book value to be preserved if the withdrawal of funds from the contract is made over a protracted period described in the contract ("book value settlement").

     The average yield for all contracts is as follows for the years ended December 31:

                                                 2004                2003
                                          ------------------  ------------------

     GA 127-B                                    6.95 %              7.50 %
     GA 110-B                                    6.50                7.50
     GA 51478-1                                  6.94                6.44
     GA 14698                                    3.73                4.10
     GA 14679                                    6.73                7.54

     The crediting interest rate for all contracts is as follows as of December 31:

                                                 2004                2003
                                          ------------------  ------------------

     GA 127-B                                    6.95 %              7.50 %
     GA 110-B                                    6.50                7.50
     GA 51478-1                                  6.95                6.48
     GA 14698                                    3.58                3.73
     GA 14679                                    6.73                7.38

     The minimum crediting interest rate for all contracts is as follows for the years ended December 31:

                                                 2004                2003
                                          ------------------  ------------------

     GA 127-B                                    3.00 %              3.00 %
     GA 110-B                                    3.00                3.00
     GA 51478-1                                     -                   -
     GA 14698                                       -                   -
     GA 14679                                    6.86                6.73

     The underlying contracts have no restrictions on the use of Plan assets and there are no valuation reserves recorded to adjust contract amounts.

ING AMERICAS SAVINGS PLAN AND ESOP
Notes to Financial Statements
--------------------------------------------------------------------------------

6.   Note Payable

     In January 1991, ReliaStar Financial Corporation ("ReliaStar") completed a transaction with the Plan whereby ReliaStar issued 1,338,090 shares of a new series of convertible preferred stock to the Plan. To finance the stock purchase, the Plan borrowed $30,000,000 from ReliaStar under a 9.5%, 20-year note. Prepayments of principal could be made at any time without penalty. The note was collateralized by the unallocated shares held by the Plan.

     Each share of the original ReliaStar convertible preferred stock had a minimum redemption value of $22.42 and was convertible into two shares of common stock. The annual dividend was $2.19 per share, was paid semiannually, and was subject to future adjustments under certain circumstances. At the close of business on December 31, 1996, the convertible preferred stock shares were converted into ReliaStar common stock shares at a ratio of two shares of common for each share of convertible preferred. No conversion premium was involved.

     In connection with the merger of ReliaStar into ING, shares owned by the Plan were exchanged for Groep Shares at a value of $54.00 per share of ReliaStar common stock.

     Groep and ReliaStar paid dividends on the shares held by the Plan plus additional cash contributions were made by Groep or ING in amounts necessary to enable the Plan to meet its obligations under the note. Shares were released for allocation to participant accounts based on a prescribed schedule coinciding with payments on the note. Interest was payable annually; however, all remaining unpaid principal under the note was due at the end of the 20-year period. During 2003, the loan obligation was paid off.


7.   Parties-in-Interest to the Plan

     The Plan holds investments in several mutual funds and GIC funds that are managed by affiliated companies of the Plan Sponsor. These funds are considered parties-in-interest (as defined in ERISA) to the Plan. At
     December  31,  2004  and  2003,  respectively,  funds of  $704,924,253  and
     $599,687,134 were held in such investments and are considered parties-in-interest to the Plan.

                              Supplemental Schedule

ING AMERICAS SAVINGS PLAN AND ESOP
EIN: 52-1317217     Plan No.: 001
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
At December 31, 2004
--------------------------------------------------------------------------------



 (a)                         (b)                                         (c)                           (e)
           Identity of Issue, Borrower, Lessor, or                  Description of                   Current
                        Similar Party                                 Investment                      Value
------  -----------------------------------------------  -------------------------------------  -------------------

        AIM Small Cap Growth Fund                                 Mutual Fund Shares              $   19,087,290
        Fidelity Blue Chip Growth Fund                            Mutual Fund Shares                  46,503,022
        Fidelity Puritan Fund                                     Mutual Fund Shares                  38,026,405
*       ING Global Science and Technology Fund (I)                Mutual Fund Shares                   8,487,946
*       ING GNMA Income Fund (I)                                  Mutual Fund Shares                   5,334,945
*       ING Growth Fund (I)                                       Mutual Fund Shares                  11,233,578
*       ING Index Plus LargeCap Fund (I)                          Mutual Fund Shares                  36,041,991
*       ING Index Plus MidCap Fund (I)                            Mutual Fund Shares                  23,657,045
*       ING Intermediate Bond Fund (I)                            Mutual Fund Shares                  14,627,716
*       ING International Fund (I)                                Mutual Fund Shares                  12,873,842
*       ING International Value Fund (I)                          Mutual Fund Shares                  37,153,821
*       ING Large Cap Growth Fund (I)                             Mutual Fund Shares                  33,979,883
*       ING Leveraged Stock Fund                                Shares of Company Stock              121,428,311
*       ING Life of Georgia GIC Account                     Guaranteed Investment Contract           100,854,382
*       ING Market Stock Fund                                   Shares of Company Stock               37,108,817
*       ING Real Estate Fund (I)                                  Mutual Fund Shares                  10,034,683
*       ING Security Life of Denver GIC Account             Guaranteed Investment Contract            29,806,218
*       ING SmallCap Opportunities Fund (I)                       Mutual Fund Shares                  11,109,949
        Merrill Lynch Equity Index Trust                          Mutual Fund Shares                  43,723,183
        MFS Capital Opportunities Fund                            Mutual Fund Shares                   7,793,690
*       Stable Value Option Fund                            Guaranteed Investment Contract           211,191,126
        Washington Mutual Investors Fund (R-5)                    Mutual Fund Shares                  10,444,216
**      Participant loans                                                                             14,547,349
                                                                                                -------------------
                                                                                                  $  885,049,408
                                                                                                ===================

Note:   Column (d) cost information is omitted for all participant directed investments.

*  Indicates a party-in-interest to the Plan.

** Each loan will bear an interest rate as prescribed by the Plan's applicable provisions, currently the prime interest rate plus 1%. Loan repayment periods are for a maximum of five years.


                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                           ING Americas Savings Plan and ESOP

Dated: June 27, 2005       By: ING US PENSION COMMITTEE
       -------------

                               By:/s/      Darryl Harris
                                  ----------------------------------------------
                                  Name:    Darryl Harris
                                           -------------------------------------
                                  Title:   Chairman, ING U.S. Pension Committee
                                           -------------------------------------

                                    Exhibit 1
                                    ---------


            Consent of Independent Registered Public Accounting Firm


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-13668) pertaining to the ING Americas Savings Plan and ESOP of ING Groep N.V. and affiliates of our report dated June 15, 2005, with respect to the financial statements and schedule of the ING Americas Savings Plan and ESOP included in this Annual Report (Form 11-K) for the year ended December 31, 2004.


                                          /s/ Ernst & Young LLP


Atlanta, Georgia
June 22, 2005

                                  Exhibit 99.1
                                  ------------


                CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
                 (SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002)


In connection with the Annual Report on Form 11-K of the ING Americas Savings Plan and ESOP (the "Plan") for the year ended December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of such officer's knowledge:

     (3) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and

     (4) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.


Date: June 27, 2005                         /s/    Scott Burton
      -------------                         ------------------------------------
                                            Name:  Scott Burton
                                                   -----------------------------
                                            Title: Attorney-in-Fact
                                                   -----------------------------


The foregoing  certification  is being  furnished  solely  pursuant to 18 U.S.C.
Section 1350 and is not being filed as part of the Report or as a separate disclosure document. This certification shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to liability under this section. This certification shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934 except to the extent that this Exhibit 99.1 is expressly and specifically incorporated by reference in any such filing.

A signed original of this written statement required by Section 906 has been provided to the Plan and will be retained by the Plan and furnished to the Securities and Exchange Commission or its staff upon request.